KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

04012627

BY COURIER

Our Ref : KLK/SE

31 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

04 FEB -5 AM 7:21

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8 Jan. 2004	Incorporation of New Subisidary Company : Taiko Palm-Oleo (Zhangjiagang) Co. Ltd
19 Jan. 2004	Listed Companies' Crop – December 2003
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
9 Jan. 2004	Employees Provident Fund Board
12 Jan. 2004	Employees Provident Fund Board
14 Jan. 2004	Employees Provident Fund Board
16 Jan. 2004	Employees Provident Fund Board
20 Jan. 2004	Employees Provident Fund Board
27 Jan. 2004	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road
Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2004/jan2004

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 08/01/2004 05:13:33 PM
Reference No KL-040108-FC709

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Incorporation of New Subsidiary Company:
Taiko Palm-Oleo (Zhangjiagang) Co. Ltd.**

* **Contents :-**

Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of the Listing Requirements of Malaysia Securities Exchange Berhad, we wish to advise that KLK Premier Capital Limited ("KLKPC"), a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad ("KLK") together with Taiko Marketing Sdn Bhd ("TMSB") have received an approval on 5 January 2004 from the relevant authorities in the People's Republic of China to incorporate a new company Taiko Palm-Oleo (Zhangjiagang) Co. Ltd. ("TPOZ" or "the Company") (hereinafter referred to as "Incorporation of the New Subsidiary Company").

KLKPC and TMSB shall hold an equity interest of 90:10 in the registered capital of TPOZ.

Information on TPOZ

TPOZ is incorporated as a foreign owned enterprise under the laws and regulations of the People's Republic of China. The Company is a limited liability company and will have a registered capital of US$25.0 million.

TPOZ will construct a new oleochemical manufacturing facility located in the Zhangjiagang Industrial Estate, Jiangsu Province, the People's Republic of China to initially produce fatty acids, glycerine and soap noodles. The said oleochemical manufacturing facility will have an annual production capacity of 157,000 metric tonnes of fatty acids, glycerine and soap noodles to cater principally for the China market.

Rationale

The Incorporation of the New Subsidiary Company is in line with KLK's strategy to expand downstream into resource based manufacturing activities and presents an opportunity for the KLK Group to expand its oleochemical manufacturing presence in the People's Republic of China where the projected market demand for oleochemicals and soap noodles is expected to grow.

Currently, the KLK Group has an annual production capacity of approximately 250,000 metric tonnes of fatty acids and glycerine.

Effects on KLK

The Incorporation of the New Subsidiary Company will not have any effect on the share capital and shareholding structure of KLK. Further, it will not have any material effect on the net tangible asset and earnings of the KLK Group for the current financial year ending 30 September 2004.

KLK will fund the subscription for the 90% of the equity interest in the registered capital of TPOZ totalling US$22.5 million using its internally generated funds.

Information on TMSB

TMSB was incorporated in Malaysia under the Companies Act, 1965 on 20 February 1989 as a private limited company. Presently TMSB has an authorised share capital of RM5,000,000 and an issued and paid-up share capital of RM1,100,000 comprising ordinary shares of RM1.00 each.

The principal business activity of TMSB is trading and marketing. TMSB has strong expertise in the trading and distribution of oleochemicals and commodity chemicals in the China market and will hold an investment stake in TPOZ as a result of subscribing for 10% of the equity interest in the registered capital of the Company.

Directors' and Substantial Shareholders' Interest

Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are Directors of KLK and, are direct/indirect shareholders and deemed major shareholders of KLK. They are also major shareholders of TMSB.

Save as disclosed above, none of the Directors nor substantial shareholders of KLK and/or any persons connected with them have any interest, whether direct or indirect, in the Incorporation of the New Subsidiary Company.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19/01/2004 10:34:01 AM**
Reference No **KL-040119-DB9C1**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop December 2003

* **Contents :-**

We submit below the crop figures for the month of **December 2003** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2003		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	178,419	169,860	**201,325**
Rubber (kg)	2,244,610	2,049,155	**2,495,455**

	2004								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/01/2004 02:13:39 PM
Reference No KL-040109-1E236

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **30/12/2003**	* **117,300**	
Acquired	**31/12/2003**	**250,000**	
Disposed	**30/12/2003**	**40,000**	
Disposed	**30/12/2003**	**3,800**	
Disposed	**31/12/2003**	**10,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,468,100**
Direct (%)	:	**5.56**
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,468,100**
*	Date of notice	: **31/12/2003**
	Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/01/2004 10:19:53 AM**
Reference No **KL-040112-C69EE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 02/01/2004	* 250,000	
Disposed	02/01/2004	97,700	
Disposed	02/01/2004	87,600	
Disposed	05/01/2004	40,000	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,492,800**
Direct (%)	:	**5.56**
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,492,800**
*	Date of notice	: **05/01/2004**
	Remarks	:

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/01/2004 12:30:16 PM**
Reference No **KL-040114-8690B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/01/2004**	* **10,000**	
Acquired	**06/01/2004**	**60,000**	
Disposed	**06/01/2004**	**35,500**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,527,300**
	Direct (%)	: **5.57**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**39,527,300**
* Date of notice	:	**07/01/2004**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/01/2004 12:54:28 PM**
Reference No **KL-040116-AA210**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/01/2004**	* **156,000**	
Disposed	**09/01/2004**	**14,100**	
Disposed	**08/01/2004**	**10,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Sale of equity and Sale of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,659,200**
Direct (%)	:	**5.59**
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **39,659,200**
*	Date of notice	: **09/01/2004**
	Remarks **cln**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/01/2004 02:50:43 PM**
Reference No **KL-040120-53692**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/01/2004**	* **71,400**	
Disposed	**12/01/2004**	**6,400**	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,581,400**
Direct (%)	:	**5.58**
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**39,581,400**
* Date of notice	:	**13/01/2004**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/01/2004 08:47:46 AM**
Reference No **KL-040127-40311**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **15/01/2004**	* **142,500**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,438,900**
	Direct (%)	: **5.55**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **39,438,900**

* Date of notice : **15/01/2004**

Remarks :
fsc
